EXHIBIT 99.1

Molecular Partners Reports Highlights and Financial Results for Full Year 2025

  Initiated US Phase 1/2a study of DLL3-targeting 212Pb-based Radio-DARPin candidate MP0712 for SCLC and other neuroendocrine cancers, co-developed with strategic partner Orano Med; initial data anticipated in 2026

  Second Radio-DARPin MP0726 targeting MSLN progressing towards first-in-human imaging; nomination of new Radio-DARPin candidates anticipated mid-2026

  Development agreement signed with leading radio-isotope specialist Eckert & Ziegler, enabling proprietary Radio-DARPin candidates with range of isotopes, including 225Ac

  Phase 2 investigator-initiated randomized trial of tumor-localized CD40 agonist MP0317 combined with standard-of-care for cholangiocarcinoma; patient dosing ongoing

  Phase 1/2a trial of multi-specific T cell engager MP0533 for patients with AML continues with update on clinical development path in H1 2026

  Strong financial position with cash including short-term time deposits, of CHF 93.1 million, providing runway until 2028

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., March 12, 2026 (GLOBE NEWSWIRE) -- Zurich-Schlieren, Switzerland and Concord, Mass., March 12, 2026 – Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a novel class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced its corporate highlights and audited financial results for the full year 2025, as well as the publication of its 2025 Annual Report.

"We are making significant progress in targeted alpha radiotherapy, as our first Radio-DARPin candidate, MP0712 targeting DLL3, enters clinical development. Early imaging and dosimetry results support the ongoing Phase 1/2a study for MP0712, which aims to address critical needs in lung cancer treatment,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners. He added: “We are strengthening our expertise with a strong scientific advisory board, chaired by Prof. Ken Herrmann, to support our growing Radio-DARPin pipeline, with MP0726 moving towards imaging and new candidates being selected. Our solid finances position us well for future growth.”

Research & Development Highlights

MP0712 & Radio-DARPin Pipeline

The MP0712 Phase 1/2a trial has started (ClinicalTrials.gov: NCT07278479) and recruitment is open. MP0712 is the Company’s lead Radio-DARPin Therapy (RDT) targeting the tumor-associated protein delta-like ligand 3 (DLL3) and carrying the therapeutic payload 212Pb. It is being developed with Molecular Partners’ strategic partner Orano Med, a pioneer in targeted alpha therapy, for the treatment of patients with small cell lung cancer (SCLC) and other neuroendocrine cancers. The Phase 1/2a study is a multi-center study in the US, with the objectives to assess safety and determine a recommended Phase 2 dose for MP0712. The study contains a pre-treatment imaging and dosimetry step with 203Pb-labeled MP0712. The Company expects initial clinical data from this study in 2026.

Molecular Partners and the NuMeRI team presented first patient imaging and dosimetry data on MP0712 at the 8th Theranostics World Congress (TWC) in January 2026. The data from five evaluable patients with various DLL3-expressing cancers, including small cell lung, urothelial, and other neuroendocrine cancers, were generated with MP0712 carrying the diagnostic isotope 203Pb under the leadership of Dr. Mike Sathekge as part of a Named Patient Access Program under the legal framework for compassionate care in South Africa (also referred to as Section 21 of the Medicines and Related Substances Act). The images show specific uptake as well as robust accumulation of MP0712 in tumor lesions, with limited uptake in healthy tissues, as intended, confirming the initial data on MP0712 presented at the Targeted Radiopharmaceuticals (TRP) Summit Europe 2025. MP0712 is half-life engineered to promote tumor uptake over time via the DLL3 internalization and replenishment mechanism. The biodistribution and dosimetry extrapolations are supportive of the Phase 1/2a study design and of the clinical development plans of MP0712 carrying the therapeutic isotope 212Pb for patients with small cell lung cancer (SCLC) and other DLL3-expressing neuroendocrine cancers.

The Company’s second RDT program MP0726, co-developed with Orano Med, targets mesothelin (MSLN), a tumor target overexpressed across several cancers with high unmet need, such as ovarian cancer. Molecular Partners has developed Radio-DARPins able to selectively bind to membrane-bound MSLN without being impacted by shed MSLN – a mechanism which has hampered the development of other MSLN-targeting therapeutics. The Company presented preclinical data on MP0726 at the 2025 Annual Meeting of the Society of Nuclear Medicine and Molecular Imaging (SNMMI). The Company is planning to progress several Radio-DARPin programs towards first-in-human imaging, including MP0726.

For its growing Radio-DARPin pipeline and based on the first-in-human Radio-DARPin data presented at TWC 2026 indicating that Radio-DARPins may be suitable vectors for alpha-emitting isotopes, including 212Pb and also the longer-lived 225Ac, Molecular Partners is evaluating various radio-nuclides moving forward to tailor Radio-DARPin candidates to patient needs – matching vector and isotope properties with target and disease biology. Molecular Partners entered a non-exclusive development agreement with Eckert & Ziegler for targeted alpha radio-therapeutics, thereby enabling the potential of Radio-DARPins for a range of therapeutic isotopes, including 225Ac, and advancing the Company's wholly owned pipeline. The Company plans to present pre-clinical data on Radio-DARPins suitability with multiple isotopes at the 3rd Global Radiopharmaceuticals Development Summit in March 2026 in Shanghai, China.

In December 2025 Molecular Partners announced the formation of a scientific advisory board (SAB) to accelerate the development of its targeted radiotherapeutics. The SAB, chaired by well-known nuclear medicine expert Prof. Ken Herrmann, will be instrumental in guiding Molecular Partners strategic direction as it transitions and evolves from early clinical validation to full clinical development of its targeted alpha radiotherapies.

Molecular Partners’ Radio-DARPins are designed as ideal vectors for precise delivery of potent alpha-emitting isotopes to tumor lesions with the potential to unlock a broad range of solid tumor targets for radiopharmaceuticals.

MP0317 (tumor-localized CD40 agonist)

An investigator-initiated, proof-of-concept Phase 2 study of MP0317 combined with standard-of-care (SoC) for the treatment of patients with advanced cholangiocarcinoma is now open with two sites activated (NCT07036380) and patient dosing ongoing. The study is a randomized, multicenter study in France and aims to recruit 75 patients (with a 2to1 design, including 50 patients in the experimental arm, and 25 in the control arm). The objective of the study is to assess the clinical benefit of MP0317 combined with SoC comprising the immunotherapy durvalumab, an anti-PD-L1 checkpoint inhibitor, plus gemcitabine-cisplatin-based chemotherapy, compared to SoC alone. The tumor microenvironment (TME) is known to play a crucial role in cholangiocarcinoma development and treatment resistance. MP0317 is hypothesized to lead to immune-mediated reshaping of the TME, thereby improving the 12-month progression-free survival rate of patients compared to those treated with SoC only.

MP0317 is designed to activate immune cells specifically within the TME by anchoring to fibroblast activation protein (FAP), which is expressed in high amounts in the stroma of various solid tumors, including cholangiocarcinoma. The Company completed a Phase 1 dose-escalation study of MP0317 in patients with advanced solid tumors in 2024 (NCT05098405; 46 patients treated across 9 dose levels). Comprehensive biomarker analyses from this trial showed tumor-localized CD40 activation and remodeling of the TME. CD40 is an attractive target for cancer immunotherapy due to its strong immune-stimulatory activity. Molecular Partners believes that MP0317’s tumor-localized approach has the potential to deliver superior efficacy with fewer side effects compared to systemic CD40 agonists.

MP0533 (multispecific T cell engager)

MP0533 is currently being evaluated in a Phase 1/2a clinical trial for relapsed/refractory acute myeloid leukemia (AML) and myelodysplastic syndrome/AML (NCT05673057).

Data presented at the 2025 American Society of Hematology (ASH) Annual Meeting showed that densified dosing appears tolerable, and leads to markedly improved serum exposure in cycle 1, along with antitumor activity, in particular in patients with low bone marrow blast count at baseline. Cohort 10 is currently dosing patients and an update on this study is expected in H1 2026.

Molecular Partners plans to support the exploration of MP0533 in combination, both in patients with relapsed/refractory disease as well as in front-line, and has been approached by several consortia expressing interest in conducting such studies. The Company is actively engaging with key opinion leaders and regulators to shape the next phase of development, and anticipates updating the clinical plan for MP0533 in H1 2026.

MP0533 is a novel tetra-specific T cell-engaging DARPin designed for selective and broad killing of AML cells in a mutation-agnostic manner. MP0533’s mode of action enables T cell-mediated killing of AML cells – which commonly co-express at least two of the three targeted antigens (CD33, CD123, CD70) – while preserving a therapeutic window that minimizes damage to healthy cells, which normally express one or none of the targets.

Switch-DARPin Platform (next-generation immune cell engagers)

Molecular Partners designed a logic-gated Switch-DARPin T-cell engager (TCE) to achieve conditional tumor-localized immune activation targeting MSLN and epithelial cell adhesion molecule (EpCAM), which are highly co-expressed in ovarian cancer and other solid tumors. The Switch-DARPin TCE is designed to unmask the CD3-engaging DARPin (“Switch” on) and to activate T cells only upon binding to both MSLN and EpCAM. Co-engagement of CD2 leads to sustained T-cell activation and cytotoxic capacity, enabling the development of potent TCEs with an improved therapeutic window. This Switch-DARPin is half-life extended through a Fc domain, which broadens the Company’s capabilities in half-life engineering modalities.

Based on the encouraging pre-clinical data presented at the 2025 Annual Meetings of the American Association for Cancer Research (AACR) and the Society for Immunotherapy of Cancer (SITC), the Company intends to nominate a lead Switch-DARPin candidate for development in H1 2026 and will provide an update on the program at AACR 2026.

Corporate Governance & Leadership Highlights

Molecular Partners appointed Martin Steegmaier, Ph.D., as Chief Scientific Officer (CSO) and member of its Executive Committee, effective October 1, 2025. Martin brings a wealth of experience in oncology drug development, having previously contributed to the advancement of several innovative cancer therapies at major biotech and pharmaceutical companies.

In 2025 Molecular Partners performed a strategic review of its operations and headcount, with the objectives of increased efficiency in the organization and to sharpen the focus on advancing its clinical assets.

In April 2025, all motions proposed by the Board of Directors at the Annual General Meeting were approved by the shareholders of the Company by a wide majority.

2025 Financial Highlights

In the financial year ended December 31, 2025, Molecular Partners recognized no revenue (2024: CHF 5.0 million) and incurred total operating expenses of CHF 58.1 million (2024: CHF 66.2 million). This led to an operating loss of CHF 58.1 million for 2025 (2024: Operating loss of CHF 61.2 million).

The net financial loss recorded in 2025 was CHF 3.5 million, compared to a net financial gain of CHF 7.2 million in 2024. This resulted in a 2025 net loss of CHF 61.7 million (2024: Net result of CHF 54.0 million).

The net cash used in operating activities in 2025 was CHF 51.3 million (2024: Net cash used in operating activities CHF 59.2 million). Including short-term time deposits, the cash and cash equivalents position decreased by CHF 56.3 million as compared to year-end 2024, to CHF 93.1 million as of December 31, 2025 (December 31, 2024: CHF 149.4 million). Total shareholders’ equity stood at CHF 80.3 million as of December 31, 2025, a decrease of CHF 61.3 million (December 31, 2024: CHF 141.6 million).

The Company's cash and cash equivalents and short-term time deposits were CHF 93.1 million as of December 31, 2025, and based on current operating assumptions, will be sufficient to fund its operating expenses and capital expenditure requirements until 2028.

The Company's balance sheet remained debt-free as of December 31, 2025. As of December 31, 2025, the Company employed 134.0 FTE (full-time equivalents). About 81% of the employees are employed in R&D-related functions.

Key figures as of December 31, 2025

Key Financials (CHF million, except per share, FTE data)	FY 2025	FY 2024	Change
Total revenues and other income	—	5.0	(5.0)
R&D expenses	(40.2)	(48.6)	8.4
SG&A expenses	(15.2)	(17.6)	2.4
Restructuring expenses	(2.7)	—	(2.7)
Total operating expenses (incl depr. & amort.)	(58.1)	(66.2)	7.9
Operating result	(58.1)	(61.2)	3.1
Net finance result	(3.5)	7.2	(10.7)
Net result	(61.7)	(54.0)	(7.6)
Basic net result per share (in CHF)	(1.65)	(1.59)	0.30
Net cash (used in) from operating activities	(51.3)	(59.2)	7.9
Cash & cash equivalents (incl. short-term time deposits)	93.1	149.4	(56.3)
Total shareholders’ equity	80.3	141.6	(61.3)
Number of total FTE	134.0	158.5	(24.5)

Financial outlook 2026

For the full year 2026, at constant exchange rates, the Company expects total operating expenses of CHF 45-55 million, of which around CHF 6 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation.

Documentation

This press release, the Company's Annual Report on Form 20-F for the year ended December 31, 2025 to be filed with the U.S. Securities and Exchange Commission (SEC), and the Company's annual report 2025 will be made available through www.molecularpartners.com under the investor section after 10.00 pm CET (4.00 pm EST) on March 12, 2026.

Financial calendar

April 14, 2026	Annual General Meeting
May 12, 2026	Interim Management Statement Q1 2026
August 25, 2026	Half-year results 2026 (unaudited)
October 29, 2026	Interim Management Statement Q3 2026

The latest timing of the above events can always be viewed on the investor section of the website.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a novel class of protein drugs based on natural binding proteins, which have been clinically-validated across several therapeutic areas and developed through to the registrational stage. The key properties of DARPins – intrinsic potential for high affinity and specificity, as well as small size, flexible architecture, and high stability – offer unmatched advantages to drug design, such as multispecificity, broad target range, and tunable half-life. The Company’s Radio-DARPins enable highly effective and specific delivery of potent radioactive payloads to tumor lesions while sparing healthy tissues. Molecular Partners’ Switch-DARPins allow conditional, tumor-localized immune activation, which enables increased safety and potency for next-generation immune cell engagers. Powered by twenty years of DARPin leadership, Molecular Partners has built an innovative, rapid and cost-effective DARPin drug design engine, including proprietary DARPin libraries and platforms, for candidates produced with optimized properties and tailored to therapeutic needs.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering a novel class of protein drugs known as DARPin therapeutics, for medical challenges other treatment modalities cannot readily address. Molecular Partners leverages the key properties of DARPins to design and develop differentiated therapeutics for cancer patients, including targeted radiopharmaceuticals and next-generation immune cell engagers. The Company has proprietary programs in various stages of pre-clinical and clinical development, as well as programs developed through partnerships with leading pharmaceutical companies and academic centers. Molecular Partners, founded in 2004, has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, SVP Investor Relations & Strategy
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward looking statements. Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; the expected benefits of Molecular Partners’ SAB and new CSO; the expected benefits of the strategic review; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2026 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, "anticipate", “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include, but are not limited to, those set forth in under the heading “Risk Factors” in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2025 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future.

Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.